September 17, 2018

Lloyd A. Hajdik
Chief Financial Officer
Oil States International, Inc.
Three Allen Center
333 Clay Street, Suite 4620
Houston, TX 77002

       Re:     Oil States International, Inc.
               Form 10-K for the Fiscal Year ended December 31, 2017 Filed February 20, 2018
               File No. 001-16337

Dear Mr. Hajdik:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Consolidated Results of Operations, page 37

1. We note that your measures of gross profit do not include depreciation and amortization that would be attributable to the generation of revenues and, therefore, these appear to be non-GAAP measures. We also note that you previously reported these measures as gross margin and without the clarifying footnote, regarding this exclusion.

       As gross profit and gross margin are generally understood to be synonymous and defined within GAAP to reflect revenues net of all costs of revenues, if you have excluded depreciation and amortization that would be considered costs of revenues under GAAP, you should recalculate your gross profit/margin measures to reflect these costs.
 Lloyd A. Hajdik
Oil States International, Inc.
September 17, 2018
Page 2

        If you wish to retain the non-GAAP measures, you should retitle your measures, modify the accompanying narratives and tabulations, and include reconciliations to the corresponding GAAP measures to comply with Item 10(e)(1)(ii)(E) and Item
        10(e)(1)(i)(A) and (B) and of Regulation S-K. Your tabulation of product and service costs should also be revised to clarify that these do not represent all costs of revenues.

        Please submit the revisions that you propose to clarify the presentation.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or me at (202)
551-3686 with any questions.

                                                              Sincerely,

                                                              /s/ Karl Hiller

                                                              Karl Hiller
                                                              Branch Chief
                                                              Office of Natural
Resources